UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: December 5, 2014

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐     No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 99.1 is a copy of an announcement of Teekay LNG Partners L.P. (the “Partnership”) dated December 4, 2014.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188387) FILED WITH THE SEC ON MAY 6, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-197479) FILED WITH THE SEC ON JULY 17, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197651) FILED WITH THE SEC ON JULY 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

		By:	Teekay GP L.L.C., its General Partner

Date:	December 5, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)